UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 14, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the UBS Group AG consolidated capital instruments and TLAC-eligible senior
unsecured debt information for the second quarter of 2024, published today by the registrant, which appears
immediately following this page.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

UBS Group AG consolidated capital instruments and
TLAC-eligible senior unsecured debt
Second quarter of 2024
This document

provides information

about the

treatment of

capital instruments

and other

instruments contributing

to
the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss systemically relevant bank (SRB)
framework as of 30 June 2024.

Information

about

the

Swiss

SRB

capital

framework

and

about

Swiss

SRB

going

and

gone

concern

requirements

is
provided in the “Capital,

liquidity and funding, and balance sheet”

section of the UBS Group

Annual Report 2023, which
is available under “Annual reporting” at
ubs.com/investors
.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.24
Amount eligible for
the gone concern
requirement
as of 30.6.24 Maturity date
First optional call
date
Additional tier 1 capital
1
UBS Group AG CH0286864027 7.8.15 USD 1,575

1,528
Perpetual 7.8.25
2
UBS Group AG CH0488506673 27.8.19 AUD 700

464
Perpetual 27.8.24
3
UBS Group AG CH0495570928 4.9.19 SGD 750

551
Perpetual 4.9.24
4 UBS Group AG CH0506668869 13.11.19 CHF 275

297
Perpetual 13.11.25
5
UBS Group AG, Switzerland, or employing subsidiaries
4
21.2.20 USD 277

277
Perpetual 1.3.25
6
UBS Group AG CH0558521263 29.7.20 USD 750

681
Perpetual 29.7.26
7 UBS Group AG 144A: US902613AD01
RegS: USH42097CB19
10.2.21 USD 1,500

1,220
Perpetual 10.2.31
8
UBS Group AG, Switzerland, or employing subsidiaries
4
21.2.21 USD 389

389
Perpetual 1.3.26
9 UBS Group AG 144A: US902613AG32
RegS: USH42097CL90
2.6.21 USD 750

688
Perpetual 2.6.26
10 UBS Group AG 144A: US902613AJ70
RegS: USH42097CS44
12.1.22 USD 1,500

1,384
Perpetual 12.2.27
11 UBS Group AG CH1160680174 16.2.22 CHF 265

290
Perpetual 16.2.27
12 UBS Group AG, Switzerland, or employing subsidiaries
4
18.2.22 USD 445

445
Perpetual 1.3.27
13 UBS Group AG, Switzerland, or employing subsidiaries
4
17.2.23 USD 420

420
Perpetual 1.3.28
14 UBS Group AG 144A: US902613BF40
RegS: USH42097ES26
13.11.23 USD 1,750

1,743
Perpetual 13.11.28
15 UBS Group AG 144A: US902613BE74
RegS: USH42097ER43
13.11.23 USD 1,750

1,749
Perpetual 13.11.33
16 UBS Group AG 144A: US902613BK35
RegS: USH42097EW38
12.2.24 USD 1,000

965
Perpetual 12.4.31
17 UBS Group AG, Switzerland, or employing subsidiaries
4
16.2.24 USD 544

544
Perpetual 1.3.29
18 UBS Group AG CH1325807860 21.2.24 SGD 650

477
Perpetual 21.8.29
19 UBS Group AG CH1357852636 24.6.24 SGD 500

364
Perpetual 21.12.29
Total high-trigger loss-absorbing additional tier 1 capital

14,475
1 UBS Group AG CH0271428333 19.2.15 USD 1,250

1,225
Perpetual 19.2.25
Total low-trigger loss-absorbing additional tier 1 capital
5

1,225
Total additional tier 1 capital

15,700
Tier 2 capital
1 UBS AG, Stamford branch
6
US870836AC77 21.7.95 USD 251

252
15.7.25
2 UBS AG
7
31.8.95 CHF 50

0
1.9.25
3 UBS AG, Jersey branch
6
XS0062270581 18.12.95 GBP 61

77
18.12.25
4 UBS AG, Stamford branch
6
US870845AC84 3.9.96 USD 218

207
1.9.26
5 UBS AG, London branch
7
XS0102733317 15.10.99 EUR 25

0
15.10.29
6 UBS AG, London branch
7
XS0102733408 15.10.99 EUR 25

0
15.10.29
7 UBS AG, London branch
7
XS0104830772 1.12.99 USD 80

0
3.1.28
8 UBS AG, London branch
7
XS0105838964 23.12.99 USD 19

0
30.12.27
9 UBS AG, London branch
7
XS0105839426 23.12.99 USD 24

0
30.12.24
10 UBS AG, London branch
7
XS0105839269 23.12.99 USD 46

0
30.12.26
Total non-Basel III-compliant tier 2 capital

536
Total tier 2 capital

536

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.24
Amount eligible for
the gone concern
requirement
as of 30.6.24 Maturity date
First optional call
date
TLAC-eligible senior unsecured debt
1 UBS Group AG
8,9
SEC: US902613AX64
144A: US902613AW81
RegS: USH42097EG87
26.3.15 USD 2,500

0
26.3.25
2 UBS Group AG
8,9
SEC: US902613AY48
144A: US902613AZ13
RegS: USH42097EH60
21.5.15 USD 2,000

1,477
15.5.45
3 UBS Group AG
8
XS1241134821 29.5.15 NOK 1,000

0
28.5.25
4 UBS Group AG 144A: US90351DAB38
RegS: USG91703AB73
24.9.15 USD 2,500

2,412
24.9.25
5 UBS Group AG
CH0310451858
22.2.16 CHF 150

164
23.2.26
6 UBS Group AG 144A: US90351DAF42
RegS: USG91703AK72
5.4.16 USD 2,000

1,887
15.4.26
7 UBS Group AG
8,9
SEC: US902613BB36
144A: US902613BA52
RegS: USH42097EJ27
18.4.16 USD 2,000

1,885
17.4.26
8 UBS Group AG
8
CH0330938876
8.8.16 GBP 500

602
8.8.25
9 UBS Group AG CH0336602930 1.9.16 EUR 1,250

1,263
1.9.26 1.6.26
10 UBS Group AG
8
144A: US225401AC20
RegS: USH3698DAR55
9.1.17 USD 2,250

2,121
9.1.28 9.1.27
11 UBS Group AG 144A: US90352JAC71
RegS: USH4209UAC02
23.3.17 USD 2,000

1,892
23.3.28 23.3.27
12 UBS Group AG
8
CH0343366842 17.7.17 EUR 1,500

1,615
17.7.25 17.7.24
13 UBS Group AG
8
CH0379268722 12.9.17 GBP 750

941
12.9.25 12.9.24
14 UBS Group AG
8
CH0385997058
27.10.17 JPY 8,300

51
27.10.27 27.10.26
15 UBS Group AG
8
CH0385997066 27.10.17 JPY 10,000

59
27.10.33 27.10.32
16 UBS Group AG
8
144A: US225401AF50
RegS: USH3698DBM59
12.1.18 USD 2,000

1,885
12.1.29 12.1.28
17 UBS Group AG
8
CH0406415312 29.3.18 USD 404.1
10

272
11
29.3.48 29.3.23
18 UBS Group AG
8
CH0419042517 29.6.18 USD 194.3
10

140
11
29.6.48 29.6.23
19 UBS Group AG
8
CH0406415296 11.7.18 EUR 100

90
11
4.7.34 11.7.28
20 UBS Group AG
8
CH0428194218 31.8.18 USD 252.6
10

182
11
31.8.48 31.8.23
21 UBS Group AG
8
CH0438965599 26.10.18 USD 134.5
10

102
11
26.10.48 26.10.23
22 UBS Group AG CH0445624999 9.11.18 JPY 20,000

123
9.11.28 9.11.27
23 UBS Group AG
8
CH0449619078 27.12.18 USD 133.6
10

102
11
27.12.48 27.12.23
24 UBS Group AG
8
CH0449619094 30.1.19 USD 159.2
10

121
11
30.1.49 30.1.24
25 UBS Group AG
8
CH0457206792 30.1.19 USD 159.2
10

121
11
30.1.49 30.1.24
26 UBS Group AG
8
CH0457206834 30.1.19 USD 132.3
10

99
11
30.1.49 30.1.24
27 UBS Group AG
8
CH0474977748 29.5.19 USD 164.2
10

112
11
29.5.49 29.5.24
28 UBS Group AG
8
CH0483180912 11.6.19 EUR 100

88
11
11.3.30 11.3.29
29 UBS Group AG
8
CH0483180946 24.6.19 EUR 1,500

1,506
24.6.27 24.6.26
30 UBS Group AG
8
CH0483180987 27.6.19 USD 162.1
10

106
11
27.6.49 27.6.24
31 UBS Group AG 144A: US902613AA61
RegS: USH42097AZ05
13.8.19 USD 1,500

1,311
13.8.30 13.8.29
32 UBS Group AG
8
CH0494734418 10.9.19 EUR 1,000

903
10.9.29

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.24
Amount eligible for
the gone concern
requirement
as of 30.6.24 Maturity date
First optional call
date
33 UBS Group AG
8
144A: US225401AM02
RegS: USH3698DCR38
11.9.19 USD 2,000

1,970
11.9.25 11.9.24
34 UBS Group AG CH0506668844 4.11.19 USD 166.5
10

107
11
4.11.49 4.11.22
35 UBS Group AG
8
CH0517825276 14.1.20 EUR 1,250

1,230
14.1.28 14.1.27
36 UBS Group AG CH0520042489 29.1.20 EUR 1,500

1,569
29.1.26 29.1.25
37 UBS Group AG
8
CH0511762046 31.1.20 USD 330.9
10

153
11
31.1.60 31.1.25
38 UBS Group AG
CH0521617321
4.3.20 USD 139.8
10

90
11
4.3.50 4.3.25
39 UBS Group AG
8
144A: US225401AP33
RegS: USH3698DCW23
1.4.20 USD 3,000

2,438
1.4.31 1.4.30
40 UBS Group AG
8
CH0537261858 2.4.20 EUR 2,000

2,060
2.4.26 2.4.25
41 UBS Group AG CH0535271214 14.4.20 USD 235.9
10

131
11
14.4.50 14.4.25
42 UBS Group AG CH0547243250 22.5.20 USD 115.2
10

61
11
22.5.50 22.5.25
43 UBS Group AG CH0543827189 27.5.20 USD 575.5
10

306
11
27.5.50 27.5.25
44 UBS Group AG
8
144A: US225401AQ16
RegS: USH3698DCY88
5.6.20 USD 1,500

1,427
5.6.26 5.6.25
45 UBS Group AG
8
CH0550413337 9.6.20 GBP 750

834
9.6.28 9.6.27
46 UBS Group AG 144A: US902613AC28
RegS: USH42097BT36
30.7.20 USD 1,300

1,206
30.1.27 30.1.26
47 UBS Group AG CH0558521271 18.8.20 AUD 39.6
10

17
11
18.8.35 18.8.30
48 UBS Group AG CH0561923860 22.9.20 USD 61
10

33
11
22.9.50 22.9.23
49 UBS Group AG CH0576402181 5.11.20 EUR 1,500

1,421
5.11.28 5.11.27
50
UBS Group AG
CH0579132942
24.11.20 USD 40

29
11
24.11.35 24.11.23
51 UBS Group AG
CH0581183594
3.12.20 AUD 45

21
11
3.12.35 3.12.23
52 UBS Group AG CH0587372951 12.1.21 USD 109.7
10

64
11
12.1.51 12.1.26
53 UBS Group AG
8
CH0591979635 18.1.21 EUR 1,500

1,634
16.1.26 16.1.25
54 UBS Group AG
8
CH0591979627 18.1.21 EUR 1,500

1,233
18.1.33
55 UBS Group AG CH0588488863 29.1.21 USD 362.6
10

216
11
29.1.51 29.1.26
56 UBS Group AG
8
144A: US225401AT54
RegS: USH3698DDG63
2.2.21 USD 2,000

1,853
2.2.27 2.2.26
57 UBS Group AG 144A: US902613AE83
RegS: USH42097CC91
11.2.21 USD 2,000

1,628
11.2.32 11.2.31
58 UBS Group AG CH0595205524 24.2.21 EUR 1,000

949
24.2.28
59 UBS Group AG CH0595205532 24.2.21 EUR 1,250

1,050
24.2.33
60 UBS Group AG CH0598928718 24.2.21 CHF 360

378
24.8.29 24.8.28
61 UBS Group AG
US902613AF58
25.2.21 USD 25

19
11
25.2.36 25.2.24
62 UBS Group AG
CH0595205490
26.2.21 USD 187.6
10

116
11
26.2.51 26.2.26
63 UBS Group AG CH0595205508 26.2.21 AUD 99.4
10

38
11
26.2.51 26.2.26

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.24
Amount eligible for
the gone concern
requirement
as of 30.6.24 Maturity date
First optional call
date
64 UBS Group AG CH0598928734 4.3.21 USD 40

31
11
4.3.36 4.3.24
65 UBS Group AG
8
144A: US225401AU28
RegS: USH3698DDH47
14.5.21 USD 3,250

2,755
14.5.32 14.5.31
66 UBS Group AG CH1112455774 26.5.21 USD 294.7
10

193
11
26.5.51 26.5.26
67 UBS Group AG 144A: US902613AH15
RegS: USH42097CM73
10.8.21 USD 2,000

1,830
10.8.27 10.8.26
68 UBS Group AG CH1142231682 3.11.21 EUR 1,250

1,273
3.11.26 3.11.25
69 UBS Group AG CH1142231690 3.11.21 EUR 1,250

1,094
3.11.31
70 UBS Group AG
CH1142231708
3.11.21 GBP 400

439
3.11.29 3.11.28
71 UBS Group AG CH1145096165 9.11.21 CHF 440

475
9.11.28 9.11.27
72 UBS Group AG
8
CH1142754311 15.11.21 GBP 450

502
15.11.29 15.11.28
73 UBS Group AG 144A: US902613AK44
RegS: USH42097CT27
11.1.22 USD 1,500

1,235
11.2.33 11.2.32
74 UBS Group AG 144A: US902613AL27
RegS: USH42097CU99
11.1.22 USD 1,500

1,058
11.2.43 11.2.42
75 UBS Group AG
8
CH1174335732 24.3.22 EUR 2,000

2,055
13.10.26 13.10.25
76 UBS Group AG
8
CH1174335740 24.3.22 EUR 1,500

1,397
2.4.32 2.4.31
77 UBS Group AG CH1175016083 25.3.22 AUD 38.7
10

22
11
25.3.32 25.3.25
78 UBS Group AG
CH1167887269
29.3.22 USD 87.4
10

54
11
29.3.47 29.3.27
79 UBS Group AG
8
CH1174335773 4.4.22 JPY 5,000

30
11
4.4.28 4.4.26
80 UBS Group AG 144A: US902613AM00
RegS: USH42097CZ86
12.5.22 USD 1,200

1,172
12.5.26 12.5.25
81 UBS Group AG 144A: US902613AN82
RegS: USH42097DA27
12.5.22 USD 600

600
12.5.26 12.5.25
82 UBS Group AG 144A: US902613AP31
RegS: USH42097DB00
12.5.22 USD 1,200

1,150
12.5.28 12.5.27
83 UBS Group AG CH1182086871 16.5.22 EUR 45

43
11
16.5.37 16.5.27
84 UBS Group AG CH1187520452 18.5.22 AUD 62
10

36
11
18.5.37 18.5.25
85 UBS Group AG CH1194000340 15.6.22 EUR 1,000

1,036
15.6.27 15.6.26
86 UBS Group AG CH1194000357 15.6.22 EUR 1,000

995
15.6.30 15.6.29
87 UBS Group AG CH1195555425 22.6.22 EUR 25

23
11
22.6.42 22.6.29
88 UBS Group AG 144A: US902613AR96
RegS: USH42097DJ36
5.8.22 USD 1,750

1,730
5.8.25 5.8.24
89 UBS Group AG 144A: US902613AS79
RegS: USH42097DK09
5.8.22 USD 1,750

1,674
5.8.27 5.8.26
90 UBS Group AG 144A: US902613AT52
RegS: USH42097DL81
5.8.22 USD 1,500

1,341
5.8.33 5.8.32
91 UBS Group AG
8
144A: US225401AY40
RegS: USH3698DDR29
12.8.22 USD 1,500

1,387
15.7.26 15.7.25
92 UBS Group AG
8
144A: US225401AV01
RegS: USH3698DDN15
12.8.22 USD 1,750

1,675
11.8.28 11.8.27
93 UBS Group AG
8
144A: US225401AZ15
RegS: USH3698DDS02
12.8.22 USD 3,000

2,740
12.8.33 12.8.32

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.24
Amount eligible for
the gone concern
requirement
as of 30.6.24 Maturity date
First optional call
date
94 UBS Group AG
CH1204175116
16.8.22 EUR 32.3
10

27
11
16.8.52 16.8.32
95 UBS Group AG
8
CH1211713180
7.9.22 GBP 750

926
30.9.27 30.9.26
96 UBS Group AG
8
CH1211713198
7.9.22 GBP 750

905
7.9.33 7.9.32
97 UBS Group AG CH1210198151 8.9.22 EUR 37

36
11
8.9.42 8.9.32
98 UBS Group AG CH1212189141 15.9.22 EUR 120

120
11
15.9.37 15.9.34
99 UBS Group AG CH1213243889 21.9.22 EUR 30

31
11
21.9.32 21.9.27
100 UBS Group AG CH1213243905 28.9.22 JPY 10,000

50
11
28.9.42
101 UBS Group AG
8
CH1214797172 14.11.22 EUR 3,000

3,237
1.3.29 1.3.28
102 UBS Group AG
8
144A: US225401BB38
RegS: USH3698DDW14
14.11.22 USD 2,000

2,051
15.11.33 15.11.32
103 UBS Group AG CH1236363391 11.1.23 EUR 1,000

1,065
11.1.31 11.1.30
104 UBS Group AG 144A: US902613AU26
RegS: USH42097DS35
12.1.23 USD 1,750

1,732
12.1.27 12.1.26
105 UBS Group AG 144A: US902613AV09
RegS: USH42097DT18
12.1.23 USD 2,250

2,175
12.1.34 12.1.33
106 UBS Group AG CH1242301294 16.1.23 EUR 42

43
11
16.1.43 16.1.33
107 UBS Group AG CH1244731761 9.2.23 AUD 65.8
10

41
11
9.2.38 9.2.26
108 UBS Group AG CH1244731779 15.2.23 EUR 90

94
11
15.2.38 15.2.33
109 UBS Group AG CH1244731787 17.2.23 EUR 31.9
10

32
11
17.2.43 17.2.33
110 UBS Group AG CH1255915022 16.3.23 AUD 40

25
11
16.3.38 16.3.30
111 UBS Group AG CH1248666922 16.3.23 JPY 10,000

62
16.3.33
112 UBS Group AG CH1255915006 17.3.23 EUR 1,046

1,131
17.3.28 17.3.27
113 UBS Group AG CH1255915014 17.3.23 EUR 977

1,067
17.3.32 17.3.31
114 UBS Group AG CH1255915030 17.3.23 AUD 54
10

32
11
17.3.38 17.3.26
115 UBS Group AG CH1253456094 21.3.23 AUD 200

129
11
21.3.33 21.3.26
116 UBS Group AG CH1277240953 29.6.23 EUR 25

27
11
29.6.43 29.6.33
117 UBS Group AG CH1277240961 30.6.23 EUR 50

54
11
30.6.43 30.6.31
118 UBS Group AG 144A: US225401BC11
RegS: USH42097EL72
22.9.23 USD 1,250

1,253
22.12.27 22.12.26
119 UBS Group AG 144A: US225401BE76
RegS: USH42097EN39
22.9.23 USD 1,500

1,508
22.9.29 22.9.28
120 UBS Group AG 144A: US225401BG25
RegS: USH42097EQ69
22.9.23 USD 1,750

1,752
22.9.34 22.9.33
121 UBS Group AG CH1305916756 21.11.23 EUR 82.7
10

87
11
21.11.38 21.11.30
122 UBS Group AG CH1305916798 30.11.23 EUR 25

27
11
30.11.38 30.11.32
123 UBS Group AG CH1305916806 30.11.23 EUR 60

65
11
30.11.38 30.11.30
124 UBS Group AG CH1305916822 7.12.23 AUD 51.7
10

35
11
7.12.53 7.12.26
125 UBS Group AG CH1305916863 15.12.23 CHF 40.5
10

0
11
30.6.34
126 UBS Group AG 144A: US902613BJ61
RegS: USH42097EV54
8.1.24 USD 1,750

1,711
8.2.30 8.2.29

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.6.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.6.24
Amount eligible for
the gone concern
requirement
as of 30.6.24 Maturity date
First optional call
date
127 UBS Group AG 144A: US902613BH06
RegS: USH42097EU71
8.1.24 USD 2,250

2,173
8.2.35 8.2.34
128 UBS Group AG CH1305916897 9.1.24 EUR 1,250

1,289
9.6.33 9.6.32
129 UBS Group AG CH1314941464 17.1.24 EUR 50

53
11
17.1.44 17.1.29
130 UBS Group AG CH1331113543 13.3.24 EUR 25

26
11
13.3.44 13.3.32
131 UBS Group AG CH1331113600 15.4.24 USD 36.3
10

35
11
15.4.29 15.4.27
132 UBS Group AG 144A: US902613BL18
RegS: USH42097EX11
13.5.24 USD 1,750

1,762
13.9.30 13.9.29
133 UBS Group AG CH1348614079 21.5.24 EUR 50

51
11
21.5.34
134 UBS Group AG CH1348614152 22.5.24 CHF 335

373
22.5.30 22.5.29
135 UBS Group AG CH1348614095 23.5.24 EUR 25.1
10

26
11
23.5.44 23.5.29
136 UBS Group AG CH1353257855 14.6.24 EUR 70

73
11
14.6.44 14.6.27
Total TLAC-eligible senior unsecured debt

105,350
1 Refer to

“Capital and total

loss-absorbing capacity instruments”

under “Bondholder information”

at ubs.com/investors for

more information about

the key

features and the

terms and conditions

of the capital

instruments included in

the table above.

Instruments are listed

according to their

issuance date.

2 On
12 June 2023, Credit Suisse Group AG

merged with and into UBS Group

AG, and its obligations

under its outstanding debt securities

became obligations of UBS Group

AG.

3 Instruments available to meet gone

concern requirements remain eligible until

one year before maturity.

4 Relates to Deferred Contingent
Capital Plan awards.

5 An outstanding low-trigger loss-absorbing additional tier 1 capital instrument is available under the Swiss SRB framework to meet the going concern requirements until its first call date.

As of the first call date, this instrument is eligible to meet the gone concern requirements.

6 Non-Basel III-
compliant tier 2 capital instruments issued by UBS AG qualify as gone concern instruments.

7 Non-Basel III-compliant tier 2 capital instruments (originally issued by Credit Suisse AG) do not qualify as gone concern instruments.

8 Originally issued by Credit Suisse Group AG.

9 ISINs for this instrument have changed
compared with those from original issuance.

10 Information corresponds to the amortized face amount as

of 31 March 2024 and therefore includes the applicable

accrual yield and, if applicable, the

issue price discount, with the numbers being rounded to

one decimal place.

11 The eligible amounts presented are
adjusted for own-credit-related gains / losses.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information furnished to

or filed with the

US Securities and Exchange Commission (the

SEC) on Form 6-K,

available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi______________
Name:

Ella Campi
Title:

Executive Director
Date:

August 14, 2024